April 14, 2021

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Emo Capital Corp. Registration Statement on Form 10-12G Filed February 23, 2021 File No. 000-54291

Ladies and Gentlemen:

This letter sets forth the responses of Emo Capital Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated March 22, 2021 (the “Letter”), relating to the Company’s Registration Statement on Form 10-12G, File No. 000-54291 (the “Registration Statement”), filed on February 23, 2021. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Form 10-12G filed February 23, 2021

Security Ownership of Certain Beneficial Owners and Management, page 19

1.	Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Collingswood Capital Group. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

We respectfully advise the Staff that we have added a footnote to the principal stockholders table appearing under “Item 4. Security Ownership of Certain Beneficial Owners and Management” which identifies Neil Robertson as the sole natural person who directly or indirectly exercise sole or shared voting or investment control over the shares of Company common stock held by Collingswood Capital Group.

2.	Please revise the beneficial ownership table to reflect all beneficial owners of more than 5% of each class of voting securities. In that regard, we note that you have 95,500,000 shares outstanding held by 5 stockholders of record but only 58,000,000 are held by Collingswood Capital. Refer to Item 403(a) of Regulation S-K.

We respectfully advise the Staff that we have amended the principal stockholders table appearing under “Item 4. Security Ownership of Certain Beneficial Owners and Management” to identify Juanming Fang as a holder of more than five percent of the total number of outstanding shares of common stock as of the date of the shareholders list.

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We have reviewed a certified shareholders list of the Company dated April 14, 2021 generated by Madison Stock Transfer Inc. the Company’s transfer agent. The shareholders list indicates that there are five “qualified holders” of shares of the Company’s common stock, one of which is CEDE & Co., which is holding 20,763761 shares of the Company’s common stock in “street name” in eleven certificates. None of the eleven certificates represents a number of shares of common stock equal to more than five percent of the total number of outstanding shares of common stock as of the date of the shareholders list. The Company has not undertaken a broker search of the beneficial owners of the shares represented by the certificates held in CEDE’s name.

Certain Relationships and Related Transactions, and Director Independence, page 20

3.	Please disclose the name of the related person and the basis on which the person is a related person for each of your loans due from related parties, and the material terms of those loans. In that regard, we note that there is an outstanding related party note with a shareholder of the company. Refer to Items 404(d) of Regulation S-K.

We respectfully advise the Staff that the shareholder loan which appears as a liability on the balance sheets of the Company for the year ended July 31, 2020 and for the three months ended October 31, 2020 filed with the Registration Statement (the “Related Party Loan”) has appeared as a liability on the Company’s balance sheet in that amount since the filing of the Company’s Quarterly Report on Form 10-Q for the period ended October 31, 2012, as filed with the Securities and Exchange Commission (“SEC”) on December 26, 2012 (the “October 2012 10-Q”). The balance sheets of the Company have included “related party loans” in lesser amounts since the Company filed a Form SB-2 with the SEC in September 2007. The notes to the financial statements in that Form SB-2 and in each subsequent registration statement and periodic report filed with the SEC each include a note substantially similar to note 4 of the financial statements filed with the Registration Statement.

As noted in the Registration Statement, current management of the Company acquired a controlling interest in the Company from Bryan Glass in September 2020. Mr. Glass acquired control of the Company upon the order of the Eight Judicial District Court of Nevada on March 12, 2019.

The Related Party Loan was made to the Company prior to the date on which Mr. Glass acquired control of the Company and prior to the date on which current management acquired control of the Company.

Based upon a review of periodic reports filed by the Company with the SEC prior to the date on which Mr. Glass took control of the Company:

•	no document evidencing the Related Party Loan was filed with the SEC; and

•	because there are no documents evidencing the loan, the Company can only surmise that the related party who made the Related Party Loan was Juanming Fang, the former president of the Company; however, the Company cannot state with certainty that is the case and is disinclined to include his name as the lender in the Registration Statement.

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In view of the foregoing, the Company respectfully advises the Staff that it does not have and cannot provide any information regarding the Related Party Loan other than as was set forth in the Company’s Quarterly Report on Form 10-Q for the period ended April 30, 2017, which the Company included in the financial statements filed with the Registration Statement.

General

4.	Tell us whether you are an emerging growth company (“EGC”) as defined in the JOBS Act and if so, revise the filing to:

•	Identify yourself as an EGC on the cover page;

•	Describe how and when a company may lose emerging growth company status;

•	Describe the exemptions and scaled disclosure requirements available to you;

•	Disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act; and

•	If you elected the extended transition period, revise to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

We respectfully advise the Staff that the Company filed a registration statement on Form SB-2 in September 2007 which was declared effective by the SEC on February 28, 2008; therefore, the Company is excluded from the definition of “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), by reason of Section 101(d) of the Jumpstart Our Business Startups Act. Accordingly, the Company is not eligible to take advantage of the exemptions afforded to EGCs and the Company has not added any ESG disclosure to the Registration Statement.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned.

Very truly yours,

Emo Capital Corp.

/s/ Adeeb Tadros
Adeeb Tadros, President

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